VIA EDGAR

August 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DeRosa

Re:	Inotek Pharmaceuticals Corporation (the “Company”)

Registration Statement on Form S-1 File No. 333-206027

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. (ET) on August 12, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we intend to distribute, either in printed or electronic form, approximately 850 copies of the Company’s preliminary prospectus relating to the Common Stock, dated August 10, 2015, to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, COWEN AND COMPANY, LLC PIPER JAFFRAY & CO. NOMURA SECURITIES INTERNATIONAL, INC. Acting on their own behalf and as representatives of several underwriters By: COWEN AND COMPANY, LLC

By:	/s/ Andy Mertz
Name: Andy Mertz Title: Managing Director

By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina Title: Managing Director

By: NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Rudy Balseiro
Name: Rudy Balseiro Title: Managing Director

[Signature Page to Acceleration Request]